May 22, 2019

VIA EDGAR

Division of Corporation Finance

Office of Transportation and Leisure

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Attn:  Heather Clark

           Melissa Raminpour

Re:  Hasbro, Inc.

        Form 10-K for the Fiscal Year Ended December 30, 2018

        Filed February 26, 2019

        File No.  001-06682

Dear Ms. Clark and Ms. Raminpour:

This letter is submitted on behalf of Hasbro, Inc. (the “Company”), in response to the comments that you have provided on behalf of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) in your letter dated May 9, 2019.

For your convenience, we have set forth the original comments from your letter in bold and italicized typeface to which we are responding.

Form 10-K for the Fiscal Year Ended December 30, 2018

Financial Statements

Notes to the Consolidated Financial Statements

(22) Quarterly Financial Data (Unaudited – see accompanying accountants’ report), page 94

1. During the fiscal years ended December 30, 2018 and December 31, 2017, the quarterly data shows significant fluctuations in operating results between the quarters. Specifically, there are large variations in revenues, operating profit, and net earnings (loss) for all quarters. Please revise to add a discussion of any unusual or infrequently occurring items during each quarter, which may have contributed to the significant fluctuations in operating results. Refer to Item 302(a)(3) of Regulation S-K.

Response

The Company acknowledges the Staff’s comment. The Company respectfully notes that disclosure of unusual or infrequently occurring items has been made throughout the Form 10-K for the fiscal year ended December 30, 2018 (“Form 10-K”) including the Notes to the consolidated financial statements. These items include:

•          Bad debt charges, royalty expense and inventory obsolescence and other costs related to the Toys “R” Us bankruptcy and liquidation, as disclosed in Note 2. Revenue Recognition and in Item 7, Management’s Discussion and Analysis of Financial Condition and Results of Operations (page 33);

•          Goodwill and intangible asset impairment charges, as disclosed in Note 1. Summary of Significant Accounting Policies, Note 5. Goodwill and Intangibles, Item 1, Business (page 4), Item 1A, Risk Factors (pages 24 and 27) and Item 7, Management’s Discussion and Analysis of Financial Condition and Results of Operations (page 32);

•          The impact of tax reform, as disclosed in Note 11. Income Taxes and Item 7, Management’s Discussion and Analysis of Financial Condition and Results of Operations (page 33); and

•          Restructuring charges, as disclosed in Note 19. Restructuring Actions, Item 1, Business (page 4), Item 1A, Risk Factors (Page 23) and Item 7, Management’s Discussion and Analysis of Financial Condition and Results of Operations (page 32).

In future filings, to the extent appropriate, the Company will undertake to include such disclosures to the “quarterly data” Note in the annual consolidated financial statements. By way of example, using our Form 10-K for the fiscal year ended December 30, 2018 as a model, in future filings, if appropriate, we intend to include footnotes related to Net earnings (loss) to the quarterly data table such as the following:

(22)         Quarterly Financial Data (Unaudited)

	Quarter
	First	Second	Third	Fourth	Full Year
2018
Net revenues	$716,341	904,458	1,569,686	1,389,161	4,579,646
Operating profit (loss)	(80,419)	87,588	313,336	10,547	331,052
Earnings (loss)before income taxes	(88,388)	68,124	295,794	(5,128)	270,402
Net earnings (loss) (a)	(112,492)	60,299	263,861	8,766	220,434

Per common share
Net earnings (loss)
Basic	$(0.90)	0.48	2.08	0.07	1.75
Diluted	(0.90)	0.48	2.06	0.07	1.74
Market price
High	$103.39	93.00	109.60	107.57	109.60
Low	83.56	79.00	91.70	76.84	76.84
Cash dividends declared	$0.63	0.63	0.63	0.63	2.52
	Quarter
	First	Second	Third	Fourth	Full Year
2017
Net revenues	$849,663	972,506	1,791,502	1,596,111	5,209,782
Operating profit	78,343	99,984	360,944	271,088	810,359
Earnings before income taxes	70,837	86,886	349,841	278,586	786,150
Net earnings (loss) (b)	68,599	67,723	265,583	(5,298)	396,607

Per common share
Net earnings (loss)
Basic	$0.55	0.54	2.12	(0.04)	3.17
Diluted	0.54	0.53	2.09	(0.04)	3.12
Market price
High	$101.08	113.49	116.20	99.17	116.20
Low	77.20	94.76	91.57	87.92	77.20
Cash dividends declared	$0.57	0.57	0.57	0.57	2.28

(a)      Net earnings (loss) for the 2018 quarters include the impact of the following items:

•          In the first quarter of 2018, Toys"R"Us announced a liquidation of its U.S. operations, as well as other retail impacts around the globe. As a result, the Company recognized incremental bad debt expense on outstanding Toys"R"Us receivables, royalty expense, inventory obsolescence as well as other related costs of $70.4 million ($61.4 million after-tax). In the fourth quarter of 2018, the Company made adjustments to the charges previously recorded based on its final settlement with Toys"R"Us, resulting in a benefit of $10.0 million ($8.5 million after-tax).

•          In the first quarter of 2018, the Company incurred $17.3 million ($15.7 million after-tax) of severance charges, primarily outside the U.S., related to actions associated with a new go-to-market strategy designed to be more omni-channel and e-commerce focused. Additionally, in the fourth quarter of 2018, the Company recorded an additional $72.0 million ($62.2 million after-tax) of severance charges.

•          In the fourth quarter of 2018, the Company incurred a goodwill impairment charge related to its Backflip business of $86.3 million, as well as impairments of certain definite-lived intangible assets totaling $31.3 million. These charges totaled $96.9 million on an after-tax basis.

•          Throughout 2018, the Company made adjustments to provisional U.S. Tax Reform amounts recorded in the fourth quarter of 2017 based on additional regulations issued, amounting to charges of $47.8 million the first quarter of 2018, a benefit of $17.3 million in the third quarter of 2018 and charges of $10.2 million the fourth quarter of 2018.

(b)      Net earnings (loss) for the fourth quarter of 2017 included the impact of the following items:

•          In accordance with the Tax Act, the Company recorded a provisional tax expense of $316.4 million, the period in which the legislation was enacted.

2. Additionally, tell us if you considered separately stating such material expenses separately on the face of the income statement.  Please refer to Rule 5-03(b)(3) and (6) of Regulation S-X.

The Company acknowledges the Staff’s comment and notes that the Company did not believe it was necessary to state the charges indicated above separately on the face of the consolidated statement of operations. In making the determination that such presentation was not required, the Company considered that total bad debt expense of $49.0 million, goodwill and intangible asset impairment expense of $117.6 million and restructuring expense of $89.3 million were recorded in Selling, distribution and administration expense. These expenses represented 3.8%, 9.1% and 6.9%, respectively, of Selling, distribution and administration expense, or 1.1%, 2.8% and 2.1% of total operating expenses. Given the materiality of such expenses and the related percent of the line items presented on the face of the consolidated statement of operations, the Company determined that disclosure in the notes to the consolidated financial statements and elsewhere in the 10-K was appropriate.

3. Please tell us the significance of the reference to the accountant’s report in note 22 given that we note no reference to quarterly data in the report on page 53. In this regard, it appears you should revise to remove the reference "see accompanying accountants' report" since the footnote is marked unaudited.

The Company acknowledges the Staff’s comment and notes that the Company inadvertently referred to the accountant’s report based on misinterpretation of disclosure guidance. The Company will update future filings to remove this reference.

If you have any questions or desire further information regarding the Company’s responses, please contact me at (401) 727-5500.

Sincerely,

/s/ Deborah Thomas

Deborah Thomas

Executive Vice President and Chief Financial Officer